Filed by Tuscan Holdings Corp. II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed

pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Tuscan Holdings Corp. II

File No.: 333-267987

The following press release was issued by Tuscan Holdings Corp. II and Surf Air Mobility Inc. on October 24, 2022 and is filed herewith pursuant to Rule 425 under the Securities Act of 1933:

TUSCAN HOLDINGS CORP. II AND SURF AIR MOBILITY ANNOUNCE FILING OF REGISTRATION STATEMENT ON FORM S-4 IN CONNECTION WITH PROPOSED BUSINESS COMBINATION

LOS ANGELES, CA — October 24, 2022 — Tuscan Holdings Corp. II (Nasdaq: THCA) (“THCA”), a publicly listed special purpose acquisition company (“SPAC”), and Surf Air Mobility Inc. (“SAM”), a regional air travel company working to accelerate the adoption of green aviation, today announced the filing by SAM with the U.S. Securities and Exchange Commission ("SEC") of a registration statement on Form S-4 (the "Registration Statement") relating to the previously announced proposed business combination of THCA and Surf Air Global Ltd (“Surf Air”), as well as the previously announced proposed acquisition by SAM of Southern Airways Corporation (“Southern”).

The Registration Statement contains a preliminary proxy statement/prospectus to be used in connection with the proposed transactions. Although the Registration Statement has not yet become effective and the information contained therein is subject to change, it provides important information about THCA, Surf Air, Southern and SAM, as well as the proposed transactions.

The transactions, which have been approved by the boards of directors of SAM, Surf Air and THCA, are expected to close in the fourth quarter of 2022, subject to, among other things, effectiveness of the Registration Statement, approval of THCA and Surf Air shareholders, regulatory approvals, and the satisfaction of other customary closing conditions.

About Tuscan Holdings Corp. II

Tuscan Holdings Corp. II (“THCA”) is a special purpose acquisition company formed for the purpose of effecting a merger, stock purchase or similar business combination with one or more differentiated businesses.

About Surf Air Global and Surf Air Mobility

Surf Air Mobility (“SAM”) is a Los Angeles-based electric aviation and air travel company reinventing flying through the power of electrification. The company intends to bring electrified aircraft to market at scale in order to substantially reduce the cost and environmental impact of flying. The management team has deep experience and expertise across aviation, electrification, and consumer technology. Surf Air has a number of notable advisors including Arianna Huffington (founder Huffington Post), Fred Reid (former Virgin America CEO, President Delta and Lufthansa), Jonathan Mildenhall (founder 21st Century Brands, former Airbnb CMO), Dr. David Agus (founder/CEO Ellison Institute), Matthew Anderson (former Roku CMO), and David Anderman (former General Counsel at SpaceX). For more information, visit: https://surfair.com.

Contacts

Media

press@surfair.com

Investors

investors@surfair.com

Caution Concerning Forward-Looking Statements

Certain statements herein are “forward-looking statements” made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. In some cases, you can identify forward-looking statements through the use of words or phrases such as “may”, “should”, “could”, “predict”, “potential”, “believe”, “will likely result”, “expect”, “continue”, “will”, “anticipate”, “seek”, “estimate”, “intend”, “plan”, “projection”, “would” and “outlook”, or the negative version of those words or phrases or other comparable words or phrases of a future or forward-looking nature, but the absence of such words does not mean that a statement is not forward-looking. These forward-looking statements are not historical facts and are based upon estimates and assumptions that, while considered reasonable by SAM and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement with Southern, thereby impeding SAM’s ability to become a leading air mobility platform with scheduled routes and on-demand charter flights operated by Southern and other third-party operators; the Company’s ability to upgrade Southern’s current fleet of nearly 40 Cessna Grand Caravans to hybrid electric aircraft using technology; the ability of the Company’s first generation of electrified aircraft to meaningfully decarbonize aviation and help alleviate the environmental impact of flying by reducing carbon emissions by as much as 50 percent; the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement with respect to the business combination with THCA (the “Business Combination”); the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements with AeroTEC and magniX to accelerate development of electrified commercial aircraft or the inability of SAM to realize the anticipated benefits of the these agreements; the ability of SAM, along with AeroTEC and magniX, to develop and certify hybrid and fully-electric powertrains for new and existing Cessna Grand Caravan aircraft; the outcome of any legal proceedings that may be instituted against SAM; the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of SAM, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; the ability to meet stock exchange listing standards following the consummation of the Business Combination; the risk that the Business Combination disrupts current plans and operations of SAM as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; costs related to the Business Combination; changes in applicable laws or regulations; the possibility that SAM or the combined company may be adversely affected by other economic, business, regulatory, and/or competitive factors; SAM’s estimates of expenses and profitability; the evolution of the markets in which SAM competes; the ability of SAM to implement its strategic initiatives and continue to innovate its existing products; the ability to respond to failures in our technology or cybersecurity threats affecting our business; the ability to respond to regional downturns or severe weather or catastrophic occurrences or other disruptions or events; the ability to respond to decreases in demand for private aviation services and changes in customer preferences; the ability of SAM to defend its intellectual property and satisfy regulatory requirements and the impact of the COVID-19 pandemic on SAM’s business; and other risks.

Additional Information and Where to Find It

In connection with the proposed business combination, SAM has filed the Registration Statement with the SEC, which includes a preliminary prospectus and preliminary proxy statement. THCA shareholders are urged to read the preliminary prospectus and proxy statement and any amendments thereto and the final prospectus and definitive proxy statement in connection with the solicitation of proxies for the special meeting to be held to approve the proposed transaction, because these documents will contain important information about the THCA, SAM, and the proposed transaction. The final prospectus and definitive proxy statement will be mailed to stockholders of the THCA as of a record date to be established for voting on the proposed transaction. THCA shareholders will also be able to obtain a free copy of the proxy statement, as well as other filings containing information about the THCA, without charge, at the SEC’s website (www.sec.gov) or by calling 1-800-SEC-0330. Copies of the proxy statement and the THCA’s other filings with the SEC can also be obtained, without charge, by directing a request to: stephen@tuscanholdings.com. Additionally, all documents filed with the SEC can be found on THCA’s website, tuscan-holdings.com. The information contained in, or that can be accessed through, THCA’s or SAM’s website is not incorporated by reference in, and is not part of, this press release.

Neither the SEC nor any state securities regulatory agency has approved or disapproved the transactions described in this press release, passed upon the merits or fairness of the business combination or related transactions or passed upon the adequacy or accuracy of the disclosure in this press release. Any representation to the contrary constitutes a criminal offense.

Participants in the Solicitation

SAM and THCA and their respective directors and officers and other members of management and employees may be deemed participants in the solicitation of proxies in connection with the proposed business combination. THCA stockholders and other interested persons may obtain, without charge, more detailed information regarding directors and officers of THCA in the SPAC’s Annual Report on Form 10-K for the year ended December 31, 2021 and in the Registration Statement. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from THCA’s shareholders in connection with the proposed business combination will be included in the Registration Statement.

No Offer or Solicitation

This press release does not constitute (i) a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination, or (ii) an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act.

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